1. Name and Address of Reporting Person
   Barrack, William, Jr. S.
   781 Weed Street
   New Canaan, CT 06840
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001 R1
5. If Amendment, Date of Original (Month/Day/Year)
   02/08/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              1134             D
Common Stock                                                                              905              I           Company Trust
                                                                                                                       for Director

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0       12/31/2001 A         476                               Common  476      $0.0000    11501    D
                        <F1>                                                   Stock
Stock Option   $59.96   07/01/2001 A         4000        01/01/2003 01/01/2008 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock Option   $59.96   07/01/2001 A         4000        01/01/2004 01/01/2009 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock Option   $59.96   07/01/2001 A         4000        01/01/2005 01/01/2010 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock Units    $0       12/20/2001 A         359                               Common  359      $0.0000    8866     D
                        <F2>                 <F3>                              Stock

Explanation of Responses:

<F1>
Additional Phantom Stock Units credited during 2001 to the Director's account under a Deferred Compensation Plan for non-employee Directors of Dominion Resources, Inc., in transactions exempt under Rule 16b-3.
<F2>
Additional Stock Units awarded during 2001 under the Dominion Resources, Inc. Directors Stock Accumulation Plan in transactions exempt under Rule 16(b)-3. These Stock Units are subject to the vesting provisions of the Plan and will not be paid until the Director has completed his or her service on the Board.
<F3>
This report corrects Mr. Barrack's previously filed 2001 Form 5, which incorrectly reported his direct holdings of Dominion Resources, Inc. Common Stock

SIGNATURE OF REPORTING PERSON
/s/ William, Jr. S. Barrack

DATE
03/18/2002